UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P.

Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form  40-F ☐

TSAKOS ENERGY NAVIGATION

LIMITED FORM 6-K

Chief Financial Officer

On March 3, 2026, Paul Durham stepped down as Co-Chief Financial Officer and Chief Accounting Officer of Tsakos Energy Navigation Limited (the “Company” or “TEN”). Mr. Durham will remain with the Company in an advisory role.

The Board of Directors appointed Theoharrys E. Kosmatos, who has served as Co-Chief Financial Officer of the Company since July 1, 2024, as Chief Financial Officer and Chief Accounting Officer of the Company, effective March 3, 2026.

*****

This report on Form 6-K is hereby incorporated by reference into the following Registration Statements of the Company:

•	Registration Statement on Form F-3 (No. 333-273740) filed with the SEC on August 4, 2023;

•	Registration Statement on Form F-3 (No. 333-234279) filed with the SEC on October 21, 2019;

•	Registration Statement on Form F-3 (No. 333-206852) filed with the SEC on September 9, 2015; and

•	Registration Statement on Form S-8 (No. 333-279039) initially filed with the SEC on May 1, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2026

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ George Saroglou
George Saroglou
President and Chief Operating Officer